UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Strayer Education Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

863236105

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 863236105

1.	Names of Reporting Persons Macquarie Group Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Sydney, New South Wales Australia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,382,359

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,382,359

	8.	Shared Dispositive Power 0

9.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,382,359 deemed beneficially owned due to reporting person’s ownership of Macquarie Bank Limited, Delaware Management Holdings Inc. and Delaware Management Business Trust whose individual holdings are shown on the following forms.

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.51%

12.	Type of Reporting Person (See Instructions) HC

CUSIP No. 863236105

1.	Names of Reporting Persons Macquarie Bank Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Sydney, New South Wales, Australia

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 950

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 950

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 950

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 863236105

1.	Names of Reporting Persons Macquarie Private Wealth Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Toronto, Ontario, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 525

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 525

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 525

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 863236105

1.	Names of Reporting Persons Delaware Management Holdings Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,381,409

	6.	Shared Voting Power

	7.	Sole Dispositive Power 1,381,409

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,381,409 deemed beneficially owned due to reporting person’s ownership of Delaware Management Business Trust

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.51%

12.	Type of Reporting Person (See Instructions) HC

CUSIP No. 863236105

1.	Names of Reporting Persons Delaware Management Business Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,381,409

	6.	Shared Voting Power

	7.	Sole Dispositive Power 1,381,409

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,381,409

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.51%

12.	Type of Reporting Person (See Instructions) IA

Item 1.
	(a)	Name of Issuer Strayer Education Inc.
	(b)	Address of Issuer’s Principal Executive Offices 2303 Dulles Station Boulevard, Herndon VA 20171

Item 2.
(a)

Name of Person Filing
This Schedule 13G is jointly filed by Macquarie Group Limited, Macquarie Bank Limited, Macquarie Private Wealth Inc., Delaware Management Holdings, Inc. and Delaware Management Business Trust.

(b)

Address of Principal Business Office or, if none, Residence
The principal business address of Macquarie Group Limited and Macquarie Bank Limited is No.1 Martin Place Sydney, New South Wales, Australia.  The principal business address of Macquarie Private Wealth Inc. is 20 Toronto Street, Suite 700 Toronto, Ontario M5C 2B8 Canada.  The principal business address of Delaware Management Holdings Inc, and Delaware Management Business Trust is 2005 Market Street, Philadelphia, PA 19103.

(c)

Citizenship
Macquarie Group Limited and Macquarie Bank Limited- Sydney, New South Wales, Australia Corporation.

Macquarie Private Wealth Inc. – Toronto, Ontario, Canada.

Delaware Management Holdings Inc. and Delaware Management Business Trust – incorporated or formed under the laws of the State of Delaware.

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 863236105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See responses on the cover page hereto.
(b) Percent of class: See responses on the cover page hereto.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See responses on the cover page hereto.
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of See responses on the cover page hereto.
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
See Exhibit A.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Macquarie Group Limited	February 10, 2012
Date

/s/ Gus Wong	/s/ Heidi Mortensen
Signature	Signature

Gus Wong	Heidi Mortensen
Attorney-in-Fact	Associate Director

Macquarie Bank Limited	February 10, 2012
Date

/s/ Gus Wong	/s/ Heidi Mortensen
Signature	Signature

Gus Wong	Heidi Mortensen
Attorney-in-Fact	Associate Director

Macquarie Private Wealth Inc.	February 10, 2012
Date

/s/ Dan Bowering
Signature

Dan Bowering
Chief Compliance Officer

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Delaware Management Holdings, Inc	February 10, 2012
Date

/s/ Brian L. Murray
Signature

Brian L. Murray
Chief Compliance Officer

Delaware Management Business Trust	February 10, 2012
Date

/s/ Brian L. Murray
Signature

Brian L. Murray
Chief Compliance Officer

EXHIBIT A

AGREEMENT TO FILE JOINT ACQUISITION STATEMENTS

AGREEMENT made this 6th day of FEBRUARY, 2012 by and between Delaware Investments Family of Funds listed on Annex A hereto, Delaware Management Business Trust, Delaware Management Holdings, Inc, and the Macquarie Parties listed on Annex B hereto (collectively referred to as the “parties”).

WHEREAS, the parties hereto may be deemed to be the direct or indirect beneficial owners of the same equity securities for the purpose of the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and

WHEREAS, the regulations promulgated under Section 13(d) of the Exchange Act permit the joining of such beneficial owners in the filing of a single Joint Acquisition Statement reporting such ownership to the Securities and Exchange Commission.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and each of the parties hereto intending to be legally bound, it is agreed as follows:

1.   In the event that any two or more parties shall be deemed to be the direct or indirect beneficial owners of the same equity security required to be reported to the Securities and Exchange Commission such parties may join together in the filing of a Joint Acquisition Statement with respect to that security.  Additional persons who may after the date hereof be deemed to be the direct or indirect beneficial owners of the same equity security as a party hereto and required to be reported to the Securities and Exchange Commission (a “New Party”) may be added as a party this agreement by signing a counterpart hereof.  An amendment to this agreement is deemed effective upon the signature of such new party and the amendment of the applicable Annex which may be affixed to this agreement as amended.  Each party hereto agrees that this agreement, as it may be amended from time to time as provided herein, is a valid and binding agreement of each such party.

2.   With respect to each Joint Acquisition Statement in which a party joins, each party acknowledges that (a) it will be eligible under applicable regulations of the Securities and Exchange Commission to join in the filing and (b) it will be responsible for the timely filing of such statement and any amendments thereto and the completeness and accuracy of the information concerning such party; but each such party shall not be responsible for the completeness and accuracy of the information concerning the other parties making the filing, unless such party knows or has reason to believe that such information with respect to such other parties is inaccurate.

3.   The parties consent to the inclusion of a copy of this agreement as an exhibit to any Joint Acquisition Statement filed on behalf of any of them.

IN WITNESS WHEREOF, the parties hereto have executed this agreement by their duly authorized officers as of the date set forth above.

DELAWARE INVESTMENTS FAMILY OF FUNDS (listed on Annex A hereto)

ATTEST BY:

/s/ Brian L. Murray	/s/ David P. O’Connor
Signature	Signature

Brian L. Murray Chief Compliance Officer	David P/ O’Connor General Counsel

DELAWARE MANAGEMENT BUSINESS TRUST

/s/ Brian L. Murray	/s/ David P. O’Connor
Signature	Signature

Brian L. Murray Chief Compliance Officer	David P/ O’Connor General Counsel

DELAWARE MANAGEMENT HOLDINGS, INC.

/s/ Brian L. Murray	/s/ David P. O’Connor
Signature	Signature

Brian L. Murray Chief Compliance Officer	David P/ O’Connor General Counsel

THE MACQUARIE PARTIES (LISTED ON ANNEX B HERETO)

ATTEST BY:

/s/ Gus Wong	/s/ Heidi Mortensen
Signature	Signature

Gus Wong Attorney-in-Fact	Heidi Mortensen Attorney-in-Fact

Annex A— Delaware Investments Family of Funds

DELAWARE GROUP EQUITY FUNDS I

DELAWARE GROUP EQUITY FUNDS II

DELAWARE GROUP EQUITY FUNDS III

DELAWARE GROUP EQUITY FUNDS IV

DELAWARE GROUP EQUITY FUNDS V

DELAWARE GROUP INCOME FUNDS

DELAWARE GROUP LIMITED-TERM GOVERNMENT FUNDS

DELAWARE GROUP CASH RESERVE

DELAWARE GROUP GOVERNMENT FUND

DELAWARE GROUP STATE TAX-FREE INCOME TRUST

DELAWARE GROUP TAX-FREE FUND

DELAWARE GROUP GLOBAL & INTERNATIONAL FUNDS

DELAWARE GROUP TAX-FREE MONEY FUND

DELAWARE GROUP ADVISER FUNDS

DELAWARE VIP TRUST

DELAWARE POOLED TRUST

DELAWARE GROUP FOUNDATION FUNDS

DELAWARE INVESTMENTS DIVIDEND AND INCOME FUND, INC.

DELAWARE ENHANCED GLOBAL DIVIDEND AND INCOME FUND

VOYAGEUR INSURED FUNDS

VOYAGEUR INTERMEDIATE TAX FREE FUNDS

VOYAGEUR MUTUAL FUNDS

VOYAGEUR MUTUAL FUNDS II

VOYAGEUR MUTUAL FUNDS III

VOYAGEUR TAX FREE FUNDS

DELAWARE INVESTMENTS COLORADO MUNICIPAL INCOME FUND, INC.

DELAWARE INVESTMENTS NATIONAL MUNICIPAL INCOME FUND

DELAWARE INVESTMENTS MINNESOTA MUNICIPAL INCOME FUND II, INC.

Annex B — the Macquarie Parties

Macquarie Group Limited

Macquarie Bank Limited

Macquarie Affiliated Managers (USA) Inc.

Macquarie Affiliated Managers Holdings (USA) Inc.

Macquarie Americas Holdings Pty Ltd.

Macquarie B.H. Pty Limited

Macquarie FG Holdings Inc.

Macquarie Funding Holdings Inc.

Macquarie Investment Management Limited

EXHIBIT B

Powers of Attorney for Macquarie Group Limited and Macquarie Bank Limited incorporated by reference to 13G filings made by Macquarie Group Limited and Macquarie Bank Limited on September 9, 2011.